

January 3, 2012

Via E-Mail
Mr. Pierre Courduroux
Chief Financial Officer
Monsanto Company
800 North Lindbergh Boulevard
St. Louis, Missouri 63167

> **Re: Monsanto Company**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended August 31, 2011**
> **Filed December 1, 2011**
> **File No. 001-16167**

Dear Mr. Courduroux:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended August 31, 2011

Management's Discussion and Analysis
Capital Resources and Liquidity, page 34

1. We note your disclosure in Note 14 that income taxes and remittance taxes have not been recorded on approximately $3.6 billion of undistributed earnings of foreign operations of Monsanto, either because any taxes on dividends would be substantially offset by foreign tax credits, or because you intend to reinvest these earnings indefinitely. In light of the significant amount of cash on your balance sheet at August 31, 2011, please revise the Liquidity section of MD&A to disclose the amount of cash and short term investments held in foreign subsidiaries as of the end of the fiscal year. Your disclosure should also include a statement that the company would need to accrue and pay taxes if repatriated and a statement that the company does not intend to repatriate the funds. Please revise accordingly.

Notes to the Financial Statements

Note 2. Significant Accounting Policies
Promotional, Advertising and Marketing Program Costs (Customer Incentive Programs), page 15

2. We note your disclosure that in fiscal years 2010 and 2009, you executed marketing programs that provided certain customers price protection consideration if standard purchase prices fall lower than the price the distributor paid on eligible products. Accordingly, you evaluated the impacts of these programs on revenue recognition, and recorded revenue when all revenue recognition criteria were met. Please provide us more details regarding the timing of revenue recognition on these programs. Also, please explain to us when the applicable costs related to the programs were recognized.

Note 6. Receivables, page 27

3. We note that for the year ended August 31, 2011, the allowance for doubtful accounts decreased significantly from the amount as of August 31, 2010. In light of the increase in revenues and accounts receivable during fiscal year 2011, please explain to us the circumstances which lead to the decrease and why you believe it was appropriate to reduce the allowance for doubtful accounts during 2011.

Exhibit 31

4. Reference is made to your certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. The language contained in the certification should be exactly as set forth in Item 601(B)(31) of Regulation S-K. In this regard, please revise to remove the certifying individual's title from the first line as it should solely reference the name of the certifying individual.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief